United States securities and exchange commission logo





                             November 17, 2020

       Richard Schlenker, Jr.
       Chief Financial Officer
       Exponent, Inc.
       149 Commonwealth Drive
       Menlo Park, CA 94025

                                                        Re: Exponent, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 3, 2020
                                                            Filed February 28,
2020
                                                            File No. 000-18655

       Dear Mr. Schlenker:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 3, 2020

       Financial Statements
       Note 17. Segment Reporting, page 60

   1. Please revise your footnote disclosure to discuss in greater detail the types of amounts included in the
corporate operating expense, capital expenditures and depreciation and amortization line items
of your segment reconciliations. Also, revise your management's discussion and analysis
section to discuss the business reasons for changes between
                                                        periods in each
segment's operating income and amounts in the corporate operating expense line item. In
circumstances where there is more than one business reason for the change, please quantify
the incremental impact of each individual business reason
                                                        discussed on the
overall change in the line item. Refer to Item 303(a)(3) of Regulation S-
                                                        K and SEC Release No.
33-8350.
 Richard Schlenker, Jr.
Exponent, Inc.
November 17, 2020
Page 2



        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if
you have questions.



FirstName LastNameRichard Schlenker, Jr.                  Sincerely,
Comapany NameExponent, Inc.
                                                          Division of
Corporation Finance
November 17, 2020 Page 2                                  Office of Trade &
Services
FirstName LastName